# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sarcos Technology & Robotics Corp, CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 02/27/2024
Filed by CIK 0001594543
Persons authorized to receive notices and communications: WILLIAM KERBER, 3917 NE 104TH, OKLAHOMA CITY, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543): type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); source of funds: personal funds (PF); sole voting power 2,083,850; shared voting power 2,083,850; sole dispositive power 2,083,850; shared dispositive power 2,083,850; aggregate amount beneficially owned 2,083,850 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Sarcos Technology & Robotics Corp
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101

## Item 2. Identity and Background
Name of person filing: William Xavier Kerber III
Residence or business address:
3917 NE 104th ST
Oklahoma City, OK. 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years: During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the shares of Common Stock were acquired using Mr. Kerber's personal funds. They were purchased on the exchange from brokerage account between February 26, 2024 and March 05, 2024. No loans were involved in these purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Kerber purchased these shares as an individual for the purposes of investment in the Issuer's common stock. Mr. Kerber is not employed by the Issuer. Mr. Kerber does not have any present plans or proposals that would relate to or result in transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.
However, Mr. Kerber reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Kerber may, from time to time, purchase additional securities in the open market or privately-negotiated transactions depending on his evaluation of the Issuer's business, prospects, financial condition and other opportunities available to him. Mr. Kerber may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including actions that may involve one or more of the types of transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule, Mr. Kerber beneficially owns an aggregate of 2,083,850 shares of Common Stock, or 8.1% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 25,877,954 shares outstanding as of February 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Kerber has sole voting and dispositive power over the 2,083,850 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in Items 3, 4 and 5 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of the filing date of this Schedule, Mr. Kerber is not involved in any contracts, arrangements, understandings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: William Xavier Kerber III, William Xavier Kerber III (03/05/2024)